EXHIBIT I



TEEKAY CORPORATION
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY CORPORATION REPORTS
THIRD QUARTER RESULTS

Highlights

- Reported third quarter net income of $17.0 million, or $0.23 per share (including specific items which decreased net income by $5.9 million, or $0.08 per share) [1]
- Generated cash flow from vessel operations of $135.5 million, 83 percent from fixed-rate businesses
- Repurchased 978,400 shares at a total cost of $53.6 million since last reported on August 1, 2007
- Increased dividend by 16 percent to $1.05 per share (annualized), the fifth consecutive annual increase

Nassau, The Bahamas, October 31, 2007 - Teekay Corporation (*Teekay* or *the Company*) (NYSE: TK) today reported net income of $17.0 million, or $0.23 per share, for the quarter ended September 30, 2007, compared to net income of $79.8 million, or $1.07 per share, for the quarter ended September 30, 2006. The results for the quarters ended September 30, 2007 and 2006 included a number of specific items that had the net effect of decreasing net income by $5.9 million, or $0.08 per share, and increasing net income by $2.0 million, or $0.03 per share, respectively, as detailed in *Appendix A* to this release. Net revenues[2] for the third quarter of 2007 increased to $462.3 million from $344.3 million for the same period in 2006, and income from vessel operations decreased to $80.6 million from $105.0 million.

Net income for the nine months ended September 30, 2007 was $171.8 million, or $2.29 per share, compared to $201.9 million, or $2.68 per share, for the same period last year. The results for the nine months ended September 30, 2007 and 2006 included a number of specific items that had the net effect of decreasing net income by $2.5 million, or $0.03 per share, and by $44.8 million, or $0.59 per share, respectively, as detailed in *Appendix A* to this release. Net revenues[2] for the nine months ended September 30, 2007 increased to $1.4 billion from $1.0 billion for the same period in 2006, and income from vessel operations increased to $323.7 million from $316.7 million.

Share Repurchase Program

Since August 1, 2007, the previous date the Company reported the status of its share repurchase program, the Company has repurchased 978,400 shares of its common stock at an average price of $54.80 per share, resulting in $44.3 million remaining under the existing share repurchase authorization.

As at September 30, 2007, the Company had 73.3 million common shares issued and outstanding.

OMI Acquisition Update

On August 1, 2007, most of the assets from the joint acquisition of OMI Corporation (*OMI*) were divided equally between Teekay and A/S Dampskibsselskabet (*Torm*). Through this acquisition, Teekay acquired seven Suezmax tankers, four Medium Range product tankers and four Handysize product tankers. Teekay also assumed OMI's in-charters of a further six Suezmax tankers and OMI's third party asset management business, the Gemini pool. Teekay and Torm will continue to hold two Medium Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties intend to divide these remaining assets equally in due course.

Teekay has consolidated the results of the vessels it acquired from OMI effective August 1, 2007. For the period of July 1 to July 31, 2007, OMI's results were accounted for using the equity method of accounting.

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(1) Please read *Appendix A* to this release for information about specific items affecting net income.
(2) Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results

During the third quarter of 2007, fixed-rate businesses generated approximately 83 percent of the Company's cash flow from vessel operations compared to 59 percent in the third quarter of 2006.

The following table highlights certain financial information for Teekay's four main segments; the offshore segment, the fixed-rate tanker segment, the liquefied gas segment, and the spot tanker segment (please read the "Teekay Fleet" section of this release below and *Appendix B* for further details):

	Three Months Ended September 30, 2007 **(unaudited)**				
(in thousands of U.S. dollars)	**Offshore Segment**	**Fixed-Rate Tanker Segment**	**Liquefied Gas Segment**	**Spot Tanker Segment**	**Total**
Net revenues	219,613	50,457	42,921	149,291	462,282
Vessel operating expenses	76,625	13,285	8,056	22,042	120,008
Time-charter hire expense	40,615	7,773	-	73,368	121,756
Depreciation & amortization	45,359	9,236	11,491	20,972	87,058
Cash flow from vessel operations*	58,334	24,376	29,188	23,639	135,537

	Three Months Ended September, 2006 **(unaudited)**				
(in thousands of U.S. dollars)	**Offshore Segment**	**Fixed-Rate Tanker Segment**	**Liquefied Gas Segment**	**Spot Tanker Segment**	**Total**
Net revenues	118,026	46,062	26,073	154,142	344,303
Vessel operating expenses	22,405	10,945	4,706	14,883	52,939
Time-charter hire expense	41,426	4,243	-	55,179	100,848
Depreciation & amortization	20,297	8,294	8,235	13,023	49,849
Cash flow from vessel operations*	42,891	26,977	17,631	60,247	147,746

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Offshore Segment

The offshore segment is comprised of the Company's fleet of shuttle tankers, floating storage and off-take (*FSO*) units*,* and floating production storage and offtake (*FPSO*) units.

Cash flow from vessel operations from the Company's offshore segment increased to $58.3 million in the third quarter of 2007, compared to $42.9 million in the third quarter of 2006, primarily due to the acquisition of Teekay Petrojarl ASA in the fourth quarter of 2006, the transfer of an FSO unit, the *Navion Saga,* to the Offshore Segment in May 2007 upon its commencement of a three-year time-charter, the consolidation of five 50 percent-owned shuttle tankers effective December 1, 2006, and the delivery of two shuttle tankers upon their commencement of 13-year charters.

In July and October 2007, respectively, Teekay sold to its 59.8 percent-owned subsidiary, Teekay Offshore Partners L.P. (*Teekay Offshore*), its interests in two shuttle tankers and one FSO unit, all of which operate under long-term fixed-rate charters.

Fixed-Rate Tanker Segment

The fixed-rate tanker segment includes Teekay LNG Partners L.P.'s (*Teekay LNG*) Suezmax fleet and Teekay's directly operated fixed-rate conventional tankers.

Effective August 1, 2007, two former OMI Suezmax tankers, which are on time-charters that expire in 2012, were added to the Company's fixed-rate tanker segment. In addition, one of the Company's in-chartered Aframax tankers was transferred to the fixed-rate tanker segment from the spot tanker segment in the third quarter of 2007, upon the commencement of a three-year fixed-rate time-charter.

Cash flow from vessel operations from the Company's fixed-rate tanker segment decreased to $24.4 million in the third quarter of 2007, compared to $27.0 million in the third quarter of 2006. This decrease was primarily due to lower revenues earned on two vessels, which earn a profit share component when spot tanker rates exceed certain threshold levels, and higher vessel crewing costs, partially offset by the vessels added to this segment as noted above.

Liquefied Gas Segment

The liquefied gas segment includes Teekay LNG's fleet of liquefied natural gas (*LNG*) and liquefied petroleum gas (*LPG*) carriers.

The Company's cash flow from vessel operations from its existing LNG and LPG carriers during the third quarter of 2007 was $29.2 million compared to $17.6 million in the third quarter of 2006. This increase was primarily due to the delivery of the three RasGas II LNG carriers which commenced 20-year fixed-rate charters in November 2006, January 2007, and February 2007, respectively. This increase was partially offset by the scheduled drydock of one of the LNG carriers during the third quarter of 2007.

The Company has ownership interests ranging from 40 percent to 70 percent in six additional LNG newbuildings scheduled to deliver at various dates between the second quarter of 2008 and early 2009, all of which will commence service upon delivery under 20 or 25-year fixed-rate contracts with major energy companies.

Teekay has agreed to sell the following vessels to its 63.7 percent owned subsidiary, Teekay LNG:

· **RasGas 3** - a 40 percent interest in four LNG newbuilding carriers scheduled to deliver during the second quarter of 2008.

· **Tangguh -** a 70 percent interest in two LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009.

Teekay LNG has also agreed to acquire three LPG carriers currently under construction from IM Skaugen ASA (*Skaugen*) upon their delivery from the shipyard between mid-2008 and mid-2009. Upon delivery, these vessels will commence 15-year fixed-rate charters to Skaugen.

As previously announced, a consortium in which Teekay has a 33 percent interest, signed a letter of intent to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, and Total. The vessels will be chartered at fixed-rates, with inflation adjustments, commencing in 2011. Final award of this charter is expected in December 2007. Teekay is obligated to offer Teekay LNG its 33 percent interest in these vessels and related charter contracts.

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Spot Tanker Segment

The Company's spot tanker segment includes its conventional tankers, which are operating on voyage and period out-charters with an initial term of less than three years.

Cash flow from vessel operations from the Company's spot tanker segment decreased to $23.6 million for the third quarter of 2007, from $60.2 million for the third quarter of 2006, primarily due to a decrease in spot tanker charter rates, an increase in time-charter hire expense and higher average in-charter rates, and an increase in vessel crewing costs, partially offset by an increase in the size of the Company's spot tanker fleet from the OMI acquisition.

On a net basis, fleet changes increased the total number of revenue days in the Company's spot tanker segment to 6,418 for the third quarter of 2007, compared to 5,254 for the third quarter of 2006. Revenue days represent the total number of vessel calendar days less off-hire associated with major repairs, drydockings, or mandated surveys.

Tanker freight rates declined during the third quarter of 2007, primarily due to seasonal oil field maintenance in the North Sea and Former Soviet Union, as well as hurricane-related outages in Mexico, which led to lower oil export volumes. Preliminary data from the International Energy Agency (*IEA*) indicated that the oil inventories in the Organization for Economic Co-Operation and Development (*OECD*) countries experienced a 33 million barrel counter-seasonal decline during the third quarter of 2007 as oil price futures shifted into sustained backwardation for the first time in almost three years. Backwardation occurs when the current oil price is higher than the forward oil price, which encourages inventory draw-downs due to the expectation of cheaper oil prices in the future.

As of October 11, 2007, the IEA was forecasting global oil demand growth during the upcoming winter season (the fourth quarter of 2007 and first quarter of 2008) to be 2.5 mb/d (or 2.9 percent) higher than the third quarter of 2007. For 2008, the IEA's estimate for global oil demand growth is 2.1 mb/d (or 2.4 percent) which would be the highest since the near record high experienced in 2004.

In the latter part of October 2007, tanker freight rates increased significantly from the seasonal lows experienced during the third quarter.

Tanker sales for drybulk carrier conversion have risen, driven by high earnings in the drybulk sector. In addition, several existing tanker newbuilding orders have been switched into drybulk newbuildings, dampening expected tanker supply growth.

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The following table highlights the operating performance of the Company's spot tanker segment measured in net revenues per revenue day, or time-charter equivalent (*TCE*), and includes the effect of forward freight agreements (*FFAs*) which are entered into as hedges against a portion of the Company's exposure to spot market rates:

| | | Three Months Ended | | | Nine Months Ended | |
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Spot Tanker Segment					
Suezmax Tanker Fleet					
Revenue days	1,039	337	460	1,800	1,240
TCE per revenue day *	$ 27,097	$ 30,134	$ 31,776	$ 30,606	$ 36,324
Aframax Tanker Fleet					
Revenue days	2,960	2,820	2,937	8,458	8,789
TCE per revenue day *	$ 21,508	$ 31,992	$ 34,788	$ 29,911	$ 36,097
Large/Medium-Size Product Tanker Fleet					
Revenue days	1,521	1,149	867	3,790	2,530
TCE per revenue day *	$ 27,258	$ 30,010	$ 26,476	$ 27,366	$ 28,959
Small Product Tanker Fleet					
Revenue days	898	901	990	2,695	2,794
TCE per revenue day	$ 13,893	$ 15,392	$ 14,543	$ 15,022	$ 15,943

*TCE results for the Suezmax and Aframax tanker fleets include realized results of synthetic time charters, FFAs, short-term time-charters and fixed-rate contracts of affreightment. Excluding these amounts, Suezmax TCEs on a revenue-day basis for the quarters ended September 30, 2007, June 30, 2007, and September 30, 2006 would have been $22,350, $49,876 and $46,210 per day, respectively. Excluding these amounts, Aframax TCEs on a revenue-day basis for the quarters ended September 30, 2007, June 30, 2007, and September 30, 2006 would have been $20,070, $31,440 and $35,422 per day, respectively. TCE results for the Large/Medium-Size Product Tanker Fleet include 3 Handysize and 6 Medium Range product tankers on short-term time charters. Excluding these amounts, TCE on a revenue-day basis for the quarter ended September 30, 2007 would have been $29,676 per day.

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Teekay Fleet

As at September 30, 2007, Teekay's fleet consisted of 187 vessels, including chartered-in vessels, newbuildings on-order, and vessels being converted to offshore units, but excluding vessels managed for third parties.

The following table summarizes the Teekay fleet as at September 30, 2007:

	Number of Vessels [1]			
	Owned Vessels	Chartered-in Vessels	Newbuildings /Conversions	Total
Offshore Segment				
Shuttle Tankers [2]	27	13	4	44
Floating Storage & Offtake ("FSO") Units [3]	5	-	-	5
Floating Production Storage & Offtake ("FPSO") Units [4]	4	-	1	5
Total Offshore Segment	36	13	5	54
Fixed-Rate Tanker Segment				
Conventional Tankers [5]	16	4	2	22
Total Fixed-Rate Tanker Segment	16	4	2	22
Liquefied Gas Segment				
LNG Carriers [6]	7	-	6	13
LPG Carriers	1	-	3	4
Total Liquefied Gas Segment	8	-	9	17
Spot Tanker Segment				
Suezmaxes	6	9	10	25
Aframaxes [7]	20	17	-	37
Large/Medium Product Tankers	14	7	1	22
Small Product Tankers	-	10	-	10
Total Spot Tanker Segment	40	43	11	94
Total	**100**	**60**	**27**	**187**

(1) Excludes vessels managed on behalf of third parties.
(2) Includes six shuttle tankers in which the Company's ownership interest is 50 percent.
(3) Includes one unit in which the Company's ownership interest is 89percent.
(4) Includes four FPSOs owned by Teekay Petrojarl, and one vessel being converted to an FPSO jointly owned by Teekay and Teekay Petrojarl.
(5) Includes eight Suezmax tankers owned by Teekay LNG.
(6) The seven existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay's 70 percent interest in two of the LNG newbuildings and Teekay's 40 percent interest in four LNG newbuildings upon delivery of the vessels. Excludes Angola LNG Project vessels.
(7) Includes nine Aframax tankers owned by Teekay Offshore and chartered to Teekay

Capital Expenditures and Liquidity

As of September 30, 2007, the Company's remaining capital commitments relating to its portion of newbuildings and conversions, were as follows:

(in millions)	2007	2008	2009	2010	2011	Total
Offshore Segment	$ 21	-	$ 23	$ 231	$ 163	$ 438
Fixed-Rate Tanker Segment	8	59	-	-	-	67
Liquefied Gas Segment	-	216	54	-	-	270
Spot Tanker Segment	18	365	132	-	-	515
Total	$ 47	$ 640	$ 209	$ 231	$ 163	1,290

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Pre-arranged debt facilities are in place for the majority of the Company's capital commitments. Additionally, as of September 30, 2007, the Company had total liquidity of $1.9 billion (excluding debt related to capital commitments), comprised of $297 million in cash and cash equivalents and $1.6 billion in undrawn credit facilities.

Teekay Tankers

As previously announced, the Company expects to file publicly with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of a new publicly-traded entity, Teekay Tankers, which will focus on the conventional tanker business during the fourth quarter of 2007.

About Teekay

Teekay Corporation transports more than 10 percent of the world's seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiaries, Teekay Offshore Partners L.P. (NYSE: TOO) and Teekay Petrojarl ASA (OSE: TPO). With a fleet of over 185 vessels, offices in 17 countries and 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

Earnings Conference Call

The Company plans to host a conference call on Thursday, November 1, 2007 at 11:00 a.m. (ET) to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company's earnings presentation through the Company's web site at www.teekay.com.The Company plans to make available a recording of the conference call until midnight Thursday, November 8, 2007, by dialing (888) 203-1112 or (647) 436-0148, access code 9949396, or via the Company's web site until December 3, 2007.


For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 844-6654

For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605

Web site: www.teekay.com

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended	
	September 30, 2007 (unaudited)	June 30, 2007 (unaudited)	September 30, 2006 (unaudited)	September 30, 2007 (unaudited)	September 30, 2006 (unaudited)
REVENUES	606,836	577,882	477,733	1,767,734	1,426,316
OPERATING EXPENSES					
Voyage expenses	144,554	135,309	133,430	403,423	378,458
Vessel operating expenses	120,008	108,851	52,939	326,300	157,866
Time-charter hire expense	121,756	101,247	100,848	321,504	299,975
Depreciation and amortization	87,058	68,095	49,849	234,416	150,490
General and administrative	60,912	58,358	39,822	178,067	121,538
Writedown / (gain) on sale of vessels and equipment	(8,072)	(11,613)	(7,138)	(19,685)	(6,095)
Restructuring charge	-	-	2,948	-	7,414
	526,216	460,247	372,698	1,444,025	1,109,646
Income from vessel operations	80,620	117,635	105,035	323,709	316,670
OTHER ITEMS					
Interest expense	(81,008)	(64,158)	(40,572)	(205,549)	(114,059)
Interest income	23,071	23,390	14,262	62,629	39,948
Income tax (expense) recovery	(9,995)	(287)	4,985	(6,200)	(5,839)
Equity (loss) income from joint ventures	(1,654)	(2,092)	1,965	(5,341)	2,259
Foreign exchange gain (loss)	(10,025)	1,214	277	(14,699)	(32,991)
Minority interest (expense) income	3,602	(6,341)	(7,289)	(8,379)	(4,682)
Other – net	12,378	9,050	1,184	25,605	638
	(63,631)	(39,224)	(25,188)	(151,934)	(114,726)
Net income	16,989	78,411	79,847	171,775	201,944
Earnings per common share					
- Basic	$ 0.23	$ 1.06	$ 1.09	$ 2.34	$ 2.76
- Diluted	$ 0.23	$ 1.04	$ 1.07	$ 2.29	$ 2.68
Weighted-average number of common shares outstanding					
- Basic	73,592,554	73,843,784	73,251,038	73,523,627	73,223,613
- Diluted	74,917,614	75,310,567	74,944,038	74,925,820	75,318,853

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at September 30, 2007 (unaudited)	As at December 31, 2006 (unaudited)
ASSETS		
Cash and cash equivalents	296,637	343,914
Other current assets	415,061	318,229
Restricted cash – current	40,527	64,243
Restricted cash – long-term	675,960	615,749
Vessels held for sale	-	20,754
Vessels and equipment	6,085,605	4,925,409
Advances on newbuilding contracts	552,488	382,659
Other assets	859,138	515,242
Intangible assets	269,816	280,559
Goodwill	430,471	266,718
Total Assets	9,625,703	7,733,476
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	315,289	311,088
Current portion of long-term debt	234,235	369,043
Long-term debt	5,193,724	3,350,640
Other long-term liabilities / In process revenue contracts	686,866	720,080
Minority interest	513,571	454,403
Stockholders' equity	2,682,018	2,528,222
Total Liabilities and Stockholders' Equity	9,625,703	7,733,476

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)


	Nine Months Ended September 30,	
	2007 (unaudited)	**2006** (unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	230,522	398,841
FINANCING ACTIVITIES		
Net proceeds from long-term debt	2,410,991	977,688
Scheduled repayments of long-term debt	(232,105)	(21,691)
Prepayments of long-term debt	(851,178)	(259,375)
Increase in restricted cash	(13,333)	(433,184)
Repurchase of common stock	(50,257)	(212,330)
Net proceeds from the public offering of Teekay LNG	84,182	-
Other	(21,079)	(48,212)
Net financing cash flow	1,327,221	2,896
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(550,531)	(285,834)
Proceeds from sale of vessels and equipment	199,475	321,876
Purchase of marketable securities	(39,265)	(549)
Proceeds from sale of marketable securities	53,941	-
Purchase of OMI Corporation (net of cash acquired $427)	(1,108,136)	-
Loan to joint ventures	(187,618)	(20,217)
Investment in Petrojarl ASA	(1,210)	(347,173)
Other	28,324	(3,593)
Net investing cash flow	(1,605,020)	(335,490)
(Decrease) increase in cash and cash equivalents	(47,277)	66,247
Cash and cash equivalents, beginning of the period	343,914	236,984
Cash and cash equivalents, end of the period	296,637	303,231


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TEEKAY CORPORATION
APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company's net income for the three and nine months ended September 30, 2007 and 2006, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:

	Three Months Ended September 30, 2007 (unaudited)		Nine Months Ended September 30, 2007 (unaudited)	
	$	$ Per Share	$	$ Per Share
Gain on sale of vessels and equipment	8,072	0.11	19,685	0.26
Gain on sale of marketable securities	-	-	4,836	0.07
Gain on sale of Seagull AS	6,997	0.09	6,997	0.09
Foreign currency exchange losses [1]	(10,025)	(0.13)	(14,699)	(0.19)
Minority owners' share of foreign currency exchange losses	6,958	0.09	9,711	0.13
Deferred income tax expense on unrealized foreign exchange gains [2]	(12,031)	(0.16)	(19,744)	(0.26)
Minority owners' share of deferred income tax expense on unrealized foreign exchange gains	1,259	0.02	2,067	0.03
Unrealized loss from interest rate swaps	(6,298)	(0.09)	(6,298)	(0.09)
Net effect from non-cash changes in purchase price allocation for acquisition of Teekay Petrojarl ASA [3]	-	-	(4,240)	(0.06)
Loss on bond repurchases (8.875 percent Notes due 2011)	(842)	(0.01)	(842)	(0.01)
Total	**(5,910)**	**(0.08)**	**(2,527)**	**(0.03)**

	Three Months Ended September 30, 2006 (unaudited)		Nine Months Ended September 30, 2006 (unaudited)	
	$	$ Per Share	$	$ Per Share
Gain on sale of vessels and equipment	3,968	0.05	5,075	0.07
Foreign currency exchange gains (losses) [1]	277	-	(32,991)	(0.44)
Minority owners' share of foreign currency exchange (gains) losses	(1,212)	(0.01)	7,862	0.11
Deferred income tax recovery (expense) on unrealized foreign exchange losses (gains) [2]	5,156	0.07	(5,427)	(0.07)
Restructuring charge	(2,948)	(0.04)	(7,414)	(0.10)
Interest expense related to the purchase of shares of Petrojarl ASA	(1,565)	(0.02)	(1,565)	(0.02)
Unrealized loss from interest rate swaps	(1,680)	(0.02)	(1,680)	(0.02)
Write down of vessels and equipment	-	-	(2,150)	(0.03)
Loss on bond repurchases (8.875 percent Notes due 2011)	-	-	(375)	(0.01)
Loss on expiry of options to construct LNG carriers	-	-	(6,102)	(0.08)
Total	**1,996**	**0.03**	**(44,767)**	**(0.59)**

(1) Foreign currency exchange gains and losses primarily relate to the Company's debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company's foreign currency exchange gains and losses are unrealized.
(2) Portion of deferred income tax related to unrealized foreign exchange gains.
(3) Primarily from changes in amortization of vessels, intangible assets and in-process revenue contracts relating to the period from October 1, 2006, to June 30, 2007, as a result of adjustments to the purchase price allocation for acquisition of Teekay Petrojarl ASA.

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TEEKAY CORPORATION
APPENDIX B - SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

Three Months Ended September 30, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	219,613	50,457	42,921	149,291	462,282
Vessel operating expenses	76,625	13,285	8,056	22,042	120,008
Time-charter hire expense	40,615	7,773	-	73,368	121,756
Depreciation and amortization	45,359	9,236	11,491	20,972	87,058
General and administrative	25,956	4,889	5,677	24,390	60,912
Gain on sale of vessels and equipment	(8,072)	-	-	-	(8,072)
Income from vessel operations	39,130	15,274	17,697	8,519	80,620

Three Months Ended June 30, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	210,169	45,195	38,488	148,721	442,573
Vessel operating expenses	74,427	11,822	7,881	14,721	108,851
Time-charter hire expense	39,549	3,981	-	57,717	101,247
Depreciation and amortization	35,627	8,260	11,571	12,637	68,095
General and administrative	24,627	4,522	5,489	23,720	58,358
Gain on sale of vessels and equipment	(11,613)	-	-	-	(11,613)
Income from vessel operations	47,552	16,610	13,547	39,926	117,635

Three Months Ended September 30, 2006
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	118,026	46,062	26,073	154,142	344,303
Vessel operating expenses	22,405	10,945	4,706	14,883	52,939
Time-charter hire expense	41,426	4,243	-	55,179	100,848
Depreciation and amortization	20,297	8,294	8,235	13,023	49,849
General and administrative	11,304	3,897	3,736	20,885	39,822
Gain on sale of vessels and equipment	(6,509)	-	-	(629)	(7,138)
Restructuring charge	-	-	-	2,948	2,948
Income from vessel operations	29,103	18,683	9,396	47,853	105,035

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TEEKAY CORPORATION
APPENDIX B - SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

Nine Months Ended September 30, 2007
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	649,931	139,681	118,881	455,818	1,364,311
Vessel operating expenses	213,766	36,797	22,395	53,342	326,300
Time-charter hire expense	121,481	15,591	-	184,432	321,504
Depreciation and amortization	126,708	25,964	33,856	47,888	234,416
General and administrative	76,089	13,887	16,365	71,726	178,067
Gain on sale of vessels and equipment	(19,685)	-	-	-	(19,685)
Income from vessel operations	131,572	47,442	46,265	98,430	323,709

Nine Months Ended September 30, 2006
(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total
Net revenues [1]	359,925	133,419	74,403	480,111	1,047,858
Vessel operating expenses	67,847	32,300	14,325	43,394	157,866
Time-charter hire expense	127,492	12,560	-	159,923	299,975
Depreciation and amortization	62,337	24,605	24,222	39,326	150,490
General and administrative	33,051	12,030	11,028	65,429	121,538
Writedown / (gain) on sale of vessels and equipment	(4,664)	-	-	(1,431)	(6,095)
Restructuring charge	-	-	-	7,414	7,414
Income from vessel operations	73,862	51,924	24,828	166,056	316,670

(1) Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company's Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Company's future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; expected demand in the offshore oil production sector and the demand for vessels; the Company's future capital expenditure commitments and the financing requirements for such commitments; the timing of newbuilding deliveries; the commencement of charter contracts; the Company being awarded LNG vessels and associated long-term contracts to service the Angola LNG Project; the level of future OPEC oil production; and the proposed initial public offering of Teekay Tankers, and the timing of filing a registration statement relating to the offering. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the potential that the conditions for the Angola LNG Project are not met; changes affecting the offshore tanker market; shipyard production delays; the Company's future capital expenditure requirements; the Company's, Teekay LNG's and Teekay Offshore's potential inability to raise financing to purchase additional vessels; conditions in the United States capital markets, changes affecting the conventional tanker market, and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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